

July 12, 2013

Via Email
Steven J. Geiser
Vice President, Chief Financial Officer and
  Principal Accounting Officer
PMC-Sierra, Inc.
1380 Bordeaux Drive
Sunnyvale, CA 94089

> **Re: PMC-Sierra, Inc.**
> **Form 10-K for the fiscal year ended December 29, 2012**
> **Filed February 28, 2013**
> **File No. 000-19084**

Dear Mr. Geiser:

We have reviewed your letter dated June 21, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 29, 2012

Note 16 – Segment Information, page 82

1. We note from your response to prior comment 3 that your long-term non-GAAP operating margins for each segment are expected to be between 25 and 30%. We also note that your CODM reviews non-GAAP gross margin by segment. Please explain to us how your CODM evaluates non-GAAP gross margin and if you expect your non-GAAP gross margins to be similar in future periods.

2. As a related matter we note the difference in 2011 and 2012 of your non-GAAP gross margins across your operating segments. Please tell us what significant factors you believe will cause changes in your non-GAAP gross margins in future periods compared to 2011 and 2012.

3. Please tell us the period of time over which you evaluate whether your operating segments exhibit similar economic characteristics and your basis for utilizing that timeframe. Provide us with your projections that support your assertion that your operating segments will exhibit similar economic characteristics over that period.

4. Please expand on your statement on page 10 of your response letter that "resource allocation decisions… consider the Company as a whole, as well as individual operating segments." With specific focus on your research and development activities, explain to us the process that your CODM undertakes to consider resource allocation. Clarify how your engineering staff is organized, including addressing whether engineers are assigned to work primarily within certain operating segments or certain product offerings.

5. Additionally we note that you do not believe disclosing segmented information by operating segment would be helpful to investors. Please explain to us why believe that providing disaggregated information would not help users of your financial statements better understand your current performance, better assess your prospects for future net cash flows and make more informed judgments about the public entity as a whole. In this regard, tell us how you consider the questions you receive from investors and analysts regarding your operating performance and how that information supports your conclusions that greater disaggregation of the information would not be helpful to investors.

6. We note from your response to prior comment 4 that you are aggregating your revenue by product disclosures required by FASB ASC 280-10-50-40 on the basis of the aggregation criteria in ASC 280-10-50-11. We further note the extended discussion and revenue disclosure of your Storage, Optical and Mobile products throughout your Business section and MD&A, your response to the fourth bullet point from our prior comment 3 and your presentation of four primary product offerings on your website (Storage, Optical Networking, Mobile and Processors). Please explain your basis for concluding that these product groups are similar and no disclosure is required under FASB ASC 280-10-50-40.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief